Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of Community Central Bank Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: April 19, 2010

Andrew K. Boszardht, Jr.
Great Oaks Capital Management, LLC
GOCP, LLC
Great Oaks Strategic Investment Partners, LP

By:	/s/ Andrew K. Boszhardt, Jr.
Andrew K. Boszhardt, Jr., for himself, and as Managing Member of the General Partner (for itself and on behalf of the Fund) and the Investment Manager

/s/ Zoltan H. Zsitvay
Zoltan H. Zsitvay, for himself